Exhibit 99.1
ASML reports €4.4 billion net sales and €1.3 billion net income in Q1 2021
Strong demand across markets drives expected sales growth towards 30% in 2021

VELDHOVEN, the Netherlands, April 21, 2021 – today ASML Holding NV (ASML) has published its 2021 first-quarter results.

•Q1 net sales of €4.4 billion, gross margin of 53.9%, net income of €1.3 billion
•Q1 net bookings of €4.7 billion
•ASML expects Q2 2021 net sales between €4.0 billion and €4.1 billion and a gross margin around 49%

(Figures in millions of euros unless otherwise indicated)	Q4 2020	Q1 2021
Net sales	4,254	4,364
...of which Installed Base Management sales [1]	1,056	1,235

New lithography systems sold (units)	73	73
Used lithography systems sold (units)	7	3

Net bookings [2]	4,238	4,740

Gross profit	2,212	2,352
Gross margin (%)	52.0	53.9

Net income	1,351	1,331
EPS (basic; in euros)	3.23	3.21

End-quarter cash and cash equivalents and short-term investments	7,351	4,656
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our first-quarter sales came in at €4.4 billion, which is above our guidance. The gross margin came in at 53.9%, also well above our guidance. The primary driver for higher revenue and gross margin was the increased Installed Base business. Due to the current high-demand environment, customers are utilizing software upgrades to increase capacity as quickly as possible. Our first-quarter net bookings came in at €4.7 billion, including €2.3 billion from EUV systems.
"Compared to three months ago, we are seeing a significant increase in demand across all market segments and our product portfolio. The build-up of the digital infrastructure with secular growth drivers such as 5G, AI and High-Performance Computing solutions fuels demand for advanced and mature nodes in Logic as well as Memory. We now expect revenue growth towards 30% in 2021 compared to last year," said ASML President and Chief Executive Officer Peter Wennink.
ASML expects second-quarter revenue between €4.0 billion and €4.1 billion with a gross margin around 49%, R&D costs of €650 million and SG&A costs of €175 million. The estimated annualized effective tax rate is expected to be between 14% and 15% for 2021.

Products and business highlights
•In our EUV business, we improved transmission of the pellicle to 90%, supporting higher output in high-volume manufacturing of our customers.
•In our DUV business, we achieved over 300 wafers per hour at ASML on a TWINSCAN NXT:1470. This is almost a 50% improvement versus the previous model (XT:1460).
We completed the 100th DUV SNEP (System Node Extension Package) upgrade at a customer. The SNEP product offers customers a low-cost solution elevating system performance to align with our more advanced technologies, thereby extending the lifetime of the system.
We achieved the milestone of the 1000th shipment of a TWINSCAN KrF system.
•In our Applications business, as demand for scanners continues to increase in both EUV and DUV, we expect demand for scanner control applications to grow in 2021 as well. The newly released YieldStar 385 is beginning to ramp up across our customer base.

Share buyback program update
As part of its financial policy to return excess cash to its shareholders through growing dividends and share buybacks, in January 2020, ASML announced a three-year share buyback program, to be executed within the 2020–2022 time frame. As part of this program, ASML intends to purchase shares up to €6 billion, which includes a total of up to 0.4 million shares to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. ASML purchased shares in Q1 for over €1.6 billion.

The expected cash generation enables the opportunity for continuation of significant share buybacks in the coming quarters and therefore ASML expects an early completion of the current share buyback program.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

Quarterly video interview, investor call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the 2021 first-quarter results and outlook for 2021. This can be viewed on www.asml.com.
An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on April 21, 2021 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 28,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of April 4, 2021, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and three months ended April 4, 2021 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q2 2021, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2021, expected growth in net sales in 2021, expectations on gross margin, R&D and SG&A for full year 2021, system bookings, expected increases in Logic and Memory demand and revenue, expected trends in IBM revenue, long term growth opportunity, revenue opportunity through 2025, future growth outlook towards 2025 and long term demand drivers, expected benefits and performance of new systems and applications, expanding end market applications driving semiconductor demand, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, expected trends in demand, expected increase in output capability, product roadmap, expected EUV tool productivity and expectations on shipments in 2022, statements with respect to plans regarding dividends, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends, the amount of the final dividend for 2020 and statements with respect to the 2020-2022 share buyback program including the amount of shares intended to be repurchased under the program and that expected cash generation enables opportunity for continued significant buybacks and that ASML expects early completion of the buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand (including demand in Logic and Memory and for our IBM services) and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.